November 14, 2008

Via EDGAR & Overnight Delivery

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Mail Stop 6010

Washington, D.C. 20549

Attn:	Kevin L. Vaughn, Accounting Branch Chief
Eric Atallah, Staff Accountant
Geoffrey Kruczek, Staff Attorney
Tim Buchmiller, Staff Attorney
Martin James, Senior Assistant Chief Accountant

Re:	PMC-Sierra, Inc.
Form 10-K for the fiscal year ended December 30, 2007
Form 10-Q for the quarterly period ended June 29, 2008
File No. 0-19084

Ladies and Gentlemen:

PMC-Sierra, Inc. (the “Company”) submits this letter to you in response to your letter of October 16, 2008, which letter sets forth comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filings. This letter sets forth the Company’s responses to the Staff’s comments. For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with the Company’s response.

Form 10-K for the fiscal year ended December 30, 2007

Item 3.        Legal Proceedings, page 26

1.	In your future filings, please describe the factual basis alleged to underlie any material pending stockholder derivative complaints. Refer to Item 103 of Regulation S-K.

Securities and Exchange Commission

November 14, 2008

The Company respectfully advises the Staff that it will provide the factual basis alleged to underlie any material pending stockholder derivative complaints in future filings. In the Form 10-Q filed with the Commission on November 6, 2008 for the quarterly period ended September 28, 2008, the Company provided the following relevant disclosure with respect to the consolidated federal Beiser/Barone action:

“The Beiser/Barone plaintiffs generally allege that various current and former Company directors and/or officers breached their duty of loyalty and/or duty of care to the Company and its stockholders in connection with improperly dating certain employee stock option grants and that these purported breaches of fiduciary duties caused harm to the Company. The plaintiffs seek to recover damages on behalf of the Company. They also allege violations of federal securities laws. The Company is a nominal defendant, but any recovery in the litigation would be paid to the Company, rather than to its stockholders. The defendants have entered into joint defense arrangements.”

Item 7.        Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

Excess Facility and Contract Termination Costs, p. 39

2.	We note that you have incurred significant restructuring charges during the three year period ended December 30, 2007, including $14.8 million in the current year. Please revise future filings to disclose the expected effects on future earnings and cash flows resulting from your restructuring activities and whether you expect the cost savings to be offset by anticipated increases in other expenses or reduced revenues. In future periods, if actual savings anticipated by the restructuring plan not be achieved as expected or are achieved in periods other than as expected, discuss that outcome, its reasons and the possible effects on future operating results and liquidity. Refer to SAB Topic 5(P)(4).

The Company respectfully advises the Staff that it will provide the following disclosures in future filings regarding its 2007 restructuring plan:

“The Company initially expected to save approximately $16 million in payroll-related costs on an annualized basis. The Company achieved its prorated portion of these expected cost savings in fiscal 2007. The Company continued to contain costs in accordance with its 2007 restructuring plan, however, it also initiated new R&D programs in fiscal 2008 which resulted in increases to payroll-related costs of approximately $2.5 million that partially offset the cost savings anticipated by the 2007 restructuring plan.”

Securities and Exchange Commission

November 14, 2008

With respect to excess facilities and contract termination costs by year of plan, the Company has accrued its future liabilities for facilities exited under its restructuring plans, net of expected sub-lease revenues. To the extent that accruals are adjusted, the Company will include the following, or similar, wording, as the Company included in its Management’s Discussion and Analysis of restructuring activities for its 2005 plan in its Form 10-Q for the quarterly period ended September 28, 2008:

“In 2008, we recorded an additional $0.8 million for excess facilities and contract termination costs as the original assumptions regarding possible sublease of the exited facilities were not realized, and made payments of $0.8 million related to the 2005 plan.”

Additionally, the Company provides information related to the impact of restructuring activities as part of its Management’s Discussion and Analysis of Operating Expenses. The Company respectfully advises that it made the following statements in its Form 10-Q for the quarterly period ended September 28, 2008:

“…In addition, the IBM RAID R&D programs which began in the first quarter of 2008, added additional costs in the third quarter of 2008. Payroll costs increased by $0.3 million mainly due to increased recruitment activity, which was partially offset by cost reduction activities undertaken in the first and fourth quarter of 2007. …

Our selling, general and administrative, or SG&A, expenses decreased by $0.5 million, or 2%, in the third quarter of 2008 compared to the third quarter of 2007. This decrease is primarily attributable to the restructuring activity undertaken in the first and fourth quarter of 2007. As a result of those activities, payroll-related costs and facilities-related costs were $0.5 million and $0.6 million lower, respectively. Partially offsetting these decreases were increases in other costs totaling $0.6 million relating to professional fees, infrastructure related expenses for equipment maintenance costs and software tools and marketing materials.”

Securities and Exchange Commission

November 14, 2008

Financial Statements, page 55

Note 1 – Summary of Significant Accounting Policies, page 61

Inventories, page 62

3.	We note your disclosures regarding consignment sales on page 66. If consigned inventories are material, please revise your inventory presentation in future filings to separately report the value of consigned inventory at each balance sheet date. For reference see Question 2 of SAB Topic 13(A)(2).

The Company respectfully advises the Staff that its inventory consigned at customer locations was immaterial, or less than one percent of the inventory balances of their respective periods at December 30, 2007, June 28, 2008 and September 28, 2008. Because the amounts are immaterial, the Company does not believe that additional disclosure is warranted as of this time. In future periods, should the consigned inventories become material, we will disclose the values in future filings.

Accrued Liabilities, page 64

4.	We note that your other accrued liabilities were approximately 16% and 19% of your total current liabilities as of December 30, 2007 and December 31, 2006, respectively. If there are any individual components within your other accrued liabilities that are greater than 5% of your total current liabilities, please revise your future filings to disclose these components in excess of 5%. For reference see Rule 5-02.20 of Regulation S-X.

The Company respectfully advises the Staff that as of December 30, 2007 and December 31, 2006, no individual liabilities classified as other accrued liabilities were greater than 5% of total current liabilities. In future filings, if individual components within other accrued liabilities are greater than 5% of total current liabilities, the Company will disclose the components that are in excess of 5%.

Income Taxes, page 69

5.	We note that you adopted FIN 48 on January 1, 2007 and as a result of the adoption you reclassified $27.5 million of tax benefits to your deferred tax asset account with a corresponding increase to the unrecognized tax benefit account.

•	Please tell us the nature of this $27.5 million tax benefit and your related accounting.

•

Furthermore we note you reversed the majority of your FIN 48 liability during the second quarter of 2008. To the extent you have material unrecognized tax benefits in future periods, please provide the detailed disclosures required by paragraph 21(d) of FIN 48.

Securities and Exchange Commission

November 14, 2008

Upon implementation of FIN 48, the Company reclassified $27.5 million of tax benefits to the long-term deferred tax asset account with a corresponding increase to the unrecognized tax benefit account. These tax benefits related to investment tax credits carried forward arising from research and development activities of a foreign subsidiary. These tax benefits were recorded based on the more likely than not expectation that they would be utilized.

Regarding paragraph 21(d) of FIN48, the Company respectfully advises the Staff that it will comply in future filings.

Note 2 – Business Combinations, page 71

6.	We note you based your purchase price allocations of the Storage Semiconductor Business and Passave Inc. on third-party valuations. Please tell us about the nature and extent of the third party’s involvement in your decision-making process associated with the referenced asset valuations. While in future filings you (management) may elect to take full responsibility for valuing the assets and the liabilities of the acquired entities, if you choose to continue to refer to an expert, you may need to revise future filings to name the third-party valuation firm. In addition, please note that if you intend to incorporate your Form 10-K by reference into any registration statement, you may be required to include the consents of the independent valuation firms as an exhibit to the registration statement.

The Company respectfully advises the Staff that it did not rely solely on the third-party valuation specialists as experts for purposes of determining the purchase price allocations of the Storage Semiconductor Business and Passave, Inc. The Company determined the purchase price allocations of assets acquired, including the assets acquired in its acquisition of the Storage Semiconductor Business and Passave, Inc., based on all available information, including information provided by third parties. In other words, the Company used information provided by third-party appraisers, but it did not solely rely on such information for its determination. In future filings, the Company will clarify that its management made the determination of purchase price allocations.

Securities and Exchange Commission

November 14, 2008

Note 6 – Investment in Debt Securities, page 83

7.	We note that you held $35.1 million and $153.2 million in U.S. Government Treasury and Agency notes as of December 30, 2007 and December 31, 2006, respectively. We further note that you have classified these investments as cash equivalents. Please address the following:

•

Clarify for us and revise future filings to clarify the nature of your $35.1 million and $135.2 million investments as of December 30, 2007 and December 31, 2006. In this regard, your disclosure here states that the investments were in U.S. Government Treasury and Agency notes. However, your disclosure on page 18 of your Form 10-Q for the quarterly period ended June 29, 2008 states that the investments as of December 30, 2007 were in corporate bonds and notes.

The Company respectfully advises the Staff that as of December 30, 2007 and December 31, 2006, the Company held investments of $35.1 million and $153.2 million, respectively. These investments consisted of certificates of deposit and commercial paper. The Company has revised its disclosure in its Form 10-Q for the quarterly period ended September 28, 2008 to more clearly describe the nature of its investments.

•

Your disclosure here refers to these items as “available for sale investments.” Further you state on page 52 that you maintain a short and long term investment portfolio of various types of government and corporate debt instruments. Finally, you state on page 61 that any investments in bonds and notes maturing within one year of the balance sheet date are reported as short term investments. Please reconcile these statements and revise future filings to clarify the nature of the investments that you hold and your policy regarding the classification of the securities.

The statement on page 52 regarding a short and long term investment portfolio of various types of government and corporate debt instruments refers to the Company’s holdings in 2006 and 2005, the purchases and sales of which are reflected in the Company’s consolidated statement of cash flow for the years ended 2006 and 2005. At December 30, 2007 and December 31, 2006, the Company no longer held short-term or long-term investments, but it held money market funds and investments in corporate certificate of deposits and commercial paper. The Company has clarified the nature of these investments in its Form 10-Q for the quarterly period ended September 28, 2008 and will clarify its related accounting policy in its 2008 Form 10-K.

•	Explain to us why you believe classification of these investments as cash equivalents as of December 30, 2007 is appropriate based on the guidance in paragraph 8 of SFAS 95.

Securities and Exchange Commission

November 14, 2008

As of December 30, 2007, these instruments were highly liquid and had maturities of less than ninety days. The policy of the money market funds in which the Company holds shares is to process redemption orders within 24 hours. As of December 30, 2007 and February 22, 2008, the 2007 Form 10-K filing date, the Company’s experience was that it could redeem the shares within 24 hours with insignificant change in value. For this reason, the Company believes and maintains that it was appropriate to classify them as cash equivalents in accordance with paragraph 8 of SFAS 95. On September 16, 2008, the money market funds placed restrictions on redemptions which caused the Company to re-evaluate these instruments.

Note 10 – Commitments and Contingencies, page 85

8.	We note your disclosures on page 13 regarding your licensing of MIPS microprocessor architecture. Please revise future filings to disclose the material terms and conditions of the license.

The Company respectfully advises the Staff that while the license to the MIPS microprocessor architecture was material to the Company in the past, the Company no longer deems it to be material as it is a license entered into in the ordinary course of business and the Company’s business is not dependent upon this license. To the extent that this license becomes material again in the future, the Company will disclose the material terms and conditions in its future filings.

Note 15 – Segment Information, page 92

9.	We note your disclosure of long-lived assets by geographical area, which appears to include goodwill and intangible assets. Please note that the guidance in Question 22 of the FASB Staff Implementation Guidance on Applying FASB Statement 131 states that goodwill and intangible assets should not be included in this disclosure. Please revise future filings as appropriate.

The Company acknowledges that goodwill and intangible assets should not be included in segment disclosures under SFAS 131. The Company will revise its disclosures of long-lived assets by geographical area to exclude goodwill and intangible assets in future filings.

Item 11.        Executive Compensation, page 98

10.

We note from your discussion under “Short-Term Incentive Program (Bonus)” on page 36 of the proxy statement that you have incorporated by reference into your Form 10-K that you have not disclosed the specific targets to be achieved in order for your

Securities and Exchange Commission

November 14, 2008

named executive officers to earn their respective bonus payments under the Short Term Incentive Plan. Please provide such disclosure in your future filings, as applicable. To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets of performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

Disclosure of Performance Targets

The Company respectfully advises the Staff that disclosure of the specific targets to be achieved in order for the Company’s named executive officers to earn their respective bonus payments under the Short Term Incentive Program is not required because it would result in competitive harm and may be omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

Instruction 4 to Item 402(b) of Regulation S-K states that the standard to use when determining whether disclosure would cause competitive harm for the registrant is the same standard that would apply when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2, each of which incorporates the criteria for non-disclosure when relying upon Exemption 4 of the Freedom of Information Act and Rule 80(b)(4) thereunder. Exemption 4 generally exempts “matters that are . . . trade secrets and commercial or financial information obtained from a person [that is] privileged or confidential” from the class of materials that public agencies must make available to the public. For Exemption 4 to apply, the following test must be satisfied: (1) the information for which an exemption is sought must be a trade secret or such information must be commercial or financial in character; (2) such information must be obtained from a person, which includes a corporation; and (3) such information must be privileged or confidential. Nadler v. Federal Deposit Ins. Corp., 92 F.3d 93, 95 (2d. Cir. 1996); GC Micro Corp. v. Defense Logistics Agency, 33 F.3d 1109, 1112 (9th Cir. 1994).

Securities and Exchange Commission

November 14, 2008

Commercial or Financial Information. The United States Court of Appeals for the District of Columbia has held that the terms “commercial or financial information” as used in Exemption 4 should be given their ordinary meaning and has specifically rejected the argument that the term “commercial” be confined to records that “reveal basic commercial operations,” holding instead that records are commercial so long as the submitter has a “commercial interest” in them. Public Citizen Health Research Group v. Food & Drug Admin., 704 F.2d 1280, 1290 (D.C. Cir. 1983). Examples of items generally regarded as commercial or financial information include: business sale statistics, technical designs, license and royalty information, customer and supplier lists, and information on financial condition. See Landfair v. United States Dep’t of the Army, 645 F. Supp. 325, 327 (D.C. Cir. 1986). Likewise, in Critical Mass Energy Project v. Nuclear Regulatory Comm’n, 644 F. Supp. 344, 346 (D.D.C. 1986), vacated on other grounds, 830 F.2d 278, 281 (D.C. Cir. 1987), the court held that “information is commercial if it relates to commerce, or it has been compiled in pursuit of profit.”

The Company’s President and Chief Executive Officer’s individual performance objective is to deliver the financial performance projected in the Company’s internal operating plan, and the individual performance objectives of the other named executive officers relate to the individual’s area of responsibility and depending on the individual, may relate to product launch or tape-out timelines, revenue or other financial targets, design win targets or strategic account penetration. The target levels of the performance objectives specifically relate to the Company’s commercial operations and its financial condition. As such, the target levels constitute “commercial or financial information” under Exemption 4.

Provided by a Person. Under the second requirement of Exemption 4, information for which confidential treatment is requested must be provided to the Commission by a person. The Landfair court stated that the term “person” refers to a wide range of entities, including corporations. 645 F. Supp. at 327. The Company, from whom the information is obtained, is a corporation, and therefore is a person within the meaning of Exemption 4. Accordingly, the second prong under Exemption 4 has been satisfied.

Privileged or Confidential Information. Commercial or financial information is considered “confidential” within the meaning of Exemption 4 where (i) it is not customarily released to the public by the person from whom it was obtained, and (ii) requiring disclosure would likely impair the government’s ability to obtain necessary information in the future or public disclosure would cause substantial harm to the competitive position of the person from whom the information was obtained. S. Rep. No. 813, 89th Cong, 1st Sess. 9 (1965); see also Burke Energy Corp. v. Dep’t of Energy, 583 F. Supp. 507 (1984); National Parks and Conservation Ass’n v. Morton, 498 F.2d 765 (1974). Evidence revealing actual competition and the likelihood of substantial competitive injury are sufficient to bring commercial information within the realm of confidentiality. Public Citizen, 704 F.2d at 1291.

Securities and Exchange Commission

November 14, 2008

As noted in the Company’s Definitive Proxy Statement filed on Schedule 14A with the Commission on March 12, 2008 (the “Proxy Statement”), depending on the named executive officer, the performance objectives are based on the achievement of financial targets in the Company’s internal operating plan, timing targets with respect to product tape-out or launch, design wins or new or strategic account penetration. The Company’s internal operating plan, and consequently the target levels of the performance objectives, its timing targets with respect to product tape-out or launch, its goals with respect to design wins or new or strategic account penetration, represent the Company’s confidential internal goals for its business, financial and operational strategies. None of this information is released or disclosed to the public.

The Company believes that disclosure of the performance targets would cause substantial harm to its competitive position. If the Company is required to disclose the performance target levels, it would essentially be informing its competitors of its expectations, both historically and for the current fiscal year, for its business, financial and operational strategies. The disclosure of such performance targets would provide significant visibility into, and allow the Company’s competitors to reach significant conclusions about, its plans and priorities, including: designated plans for growth, profitability, investment or increased operational focus; areas of product research or development; timing of product tape-out or launch; allocation of resources; and changes in direction.

The Company’s competitors could use such information to unfairly compete with the Company, which would clearly be harmful to the Company’s business and its future operations. For example, competitors could use such information to recruit employees away from the Company or to retain their own employees by offering similar incentives. In addition, competitors could implement tactics to prevent the Company from achieving its strategies. For example, to the extent that the Company shifts its business, financial or operational strategies from one area of focus to another, such shift would likely be reflected in the annual operating plan and consequently the performance target levels. The disclosure of such shift through the disclosure of performance target levels would give competitors notice of the Company’s plans, and places it at a strategic disadvantage comparatively to its competitors when attempting to execute its strategy. Also, the disclosure of the Company’s target timing for product tape-out or launch would allow competitors to gauge its production processes and competitors could launch similar products earlier than the Company’s timing target, thereby giving the competitors an unfair competitive advantage. Disclosure of the Company’s design win goals or new and strategic account penetration would allow competitors to learn the Company’s strategic direction and such competitors may implement plans to thwart the Company’s goals. In addition, the Company’s competitors that are not publicly traded have no comparable reporting requirements. Disclosure of the Company’s performance target levels without a corresponding opportunity to access similar information from its competitors would place the Company at a strategic disadvantage.

Securities and Exchange Commission

November 14, 2008

Furthermore, disclosure of historical performance target levels would allow competitors to forecast or extrapolate the Company’s business model to future periods and subject the Company to similar risks. The Company may also have multi-year strategies that would be harmed by disclosure of historical performance targets.

The Company believes disclosure of the performance targets will make it substantially more difficult for it to achieve its business, financial and operational strategies and will cause significant economic harm to its competitive position, which would be harmful to its stockholders. The Company believes that access to its performance target levels by its competitors would allow them to use the information against the Company, affecting its future plans and strategies and making its ability to achieve such plans and strategies increasingly difficult, which could be materially harmful to its future financial performance. The Company believes this could result in a materially adverse impact on its stock price and negatively affect its stockholders.

Difficulty in Achieving Targets

As stated on page 36 of the Proxy Statement, the individual performance targets are set such that they are attainable only with significant effort while at the same time still making them achievable. In addition to the individual performance targets, another component of the Short-Term Incentive Program (“STIP”) is the Company’s performance against a profitability target in its internal operating plan. The Company must achieve 50% of its profitability target in order for any employee, including named executive officers (“NEOs”), to receive bonuses regardless of individual achievement. In 2007, the bonus pool was capped at 100% of performance against the Company’s internal operating plan with respect to the Company performance target.

The targets for the Company’s 2007 STIP recommended by management and set by the Compensation Committee were based on the financial performance achieved in the prior year. Payout at target for fiscal 2007 required achievement above the levels achieved in fiscal 2006 and required sustained and superior performance in each division and functional unit across the Company. The Company met only 97% of its targeted annual financial performance in fiscal 2007 and, thus, individual payouts to NEOs did not exceed 97% of the maximum achievable individual targets. That targets are set aggressively and require achievement of significant financial performance is demonstrated by the fact that over the past five years, payouts under STIP in some years have been minimal, including no payout for some of the Company’s then-NEOs. In future filings the Company will provide more detail on the difficulty of achieving the performance targets, including information regarding historical achievement.

Securities and Exchange Commission

November 14, 2008

11.	It appears that the potential amounts payable to the named executive officers under the Short Term Incentive Plan should have been disclosed, pursuant to Item 402(d)(2)(iii) of Regulation S-K, in your “Grants of Plan-Based Awards” table on page 44 of the proxy statement that you have incorporated by reference into your Form 10-K. Please provide such disclosure in your future filings, as applicable, or provide us with your analysis as to why such information should not have been included in that table.

The Company respectfully advises the Staff that it will include the potential amounts payable to the Named Executive Officers under the Short Term Incentive Plan in the “Grants of Plan-Based Awards” table in its future filings.

Form 10-Q for the quarterly period ended June 29, 2008

Note 3. Fair Value Measurements, page 10

12.	We note that as of June 29, 2008, you held $295.4 million of government and corporate bonds and notes which you have classified as cash equivalents in your balance sheet. Please address the following:

•	Provide us with a break-out of the amounts held in government bonds and notes and the amounts held in corporate bonds and notes.

The Company respectfully advises the Staff that as of June 29, 2008, the $295.4 million classified as cash equivalents on its balance sheet was comprised of money market fund holdings rather than government and corporate bonds and notes. The underlying assets of the money market fund holdings were almost entirely composed of corporate instruments, such as bank notes, certificates of deposits, commercial paper and floating rate discount notes. The Company has clarified this in its Form 10-Q for the quarterly period ended September 28, 2008, and will continue to do so in future filings.

•

For each material component of the government and corporate bonds and notes, explain to us why you believe these amounts are cash equivalents based on the guidance in paragraph 8 of SFAS 95. Specifically, in light of current market conditions, explain why you concluded that the corporate bonds are “highly liquid.”

Securities and Exchange Commission

November 14, 2008

As of June 29, 2008, the Company’s investments in money market funds were highly liquid and had maturities of less than ninety days. The policy of the money market funds in which the Company holds shares is to process redemption orders within 24 hours. As of June 29, 2008 and August 7, 2008, the Form 10-Q filing date for the quarterly period ended June 29, 2008, the Company’s experience was that it could redeem the shares within 24 hours with insignificant change in value. For this reason, the Company believes it was appropriate to classify them as cash equivalents in accordance with paragraph 8 of SFAS 95. On September 16, 2008, the money market funds placed restrictions on redemptions which caused the Company to re-evaluate these instruments.

•

Revise your disclosures in Management’s Discussion and Analysis in future filings to provide additional details regarding your investments incorporate bonds and how the current credit environment could impact your future liquidity.

To the extent that the Company holds investments in corporate bonds in the future, it will comply with the Staff’s request in future filings. With respect to disclosures regarding its money market funds in its Management’s Discussion and Analysis, the Company has provided the following disclosures in its Form 10-Q for the quarterly period ended September 28, 2008:

“Liquidity & Capital Resources

Our principal sources of liquidity are cash from operations, our short term investments and investment securities, as well as our outstanding senior convertible notes. We employ these sources of liquidity to support ongoing business activities, acquire or invest in critical or complementary technologies, purchase capital equipment, repurchase our senior convertible notes and finance working capital. The combination of cash, cash equivalents, short-term securities and investment securities at September 28, 2008 and December 30, 2007 totaled $338.4 million and $364.9 million, respectively. As of September 28, 2008 and December 30, 2007, we had $127.0 million and $225.0 million of senior convertible notes outstanding, respectively.

$260.1 million of the investments held at September 28, 2008 relate to shares of the Reserve International Liquidity Fund, Ltd. (the “International Fund”) and the Reserve Primary Fund (the “Primary Fund”, together the “Reserve Funds”) for which we have outstanding redemption orders. The Reserve Funds were AAA-rated money market funds which announced redemption delays and suspended trading in September 2008, during the severe disruption in financial markets. The Reserve Funds are in the process of liquidating their portfolio of investments, which included securities of Lehman

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November 14, 2008

Brothers Holdings, Inc. (“Lehman Brothers”) which were downgraded and have filed for Chapter 11 bankruptcy protection. The Primary Fund has received an U.S. Security Exchange Commission (the “SEC”) order providing that the SEC will supervise the distribution of assets from the fund. The redemptions from the International Fund are subject to pending litigation which could cause further delay in any redemption of our investments.

Our investments in money market funds are classified in the condensed consolidated balance sheet as follows:

(in millions)	September 28, 2008	December 30, 2007
Cash equivalents	$183.0	$323.8
Short-term investments	99.8	—
Investment securities	19.3	—

Total	$302.1	$323.8

We expect the majority of distributions from the Reserve Funds will occur over the remaining 12 months as the investments held in the Reserve Funds mature.

Changes in market conditions and the method and timing of the liquidation process of the Reserve Funds could result in further adjustments to the fair value and classification of these investments, and these changes could be material.

Subsequent to September 28, 2008, we received $32.6 million as an initial distribution from the Primary Fund.”

The Company also disclosed in Critical Accounting Estimates – Investment in Cash Equivalents, Short Term Investments and Investment Securities the following additional information:

“During the third quarter of 2008, we assessed the fair value of our money market funds, including by consideration of Level 2 and Level 3 inputs in accordance with the fair value hierarchy of SFAS 157 for the Reserve Funds and their underlying securities. Based on this assessment, we recorded an impairment of the Reserve Funds of $11.8 million during the period ended September 28, 2008, incorporating the Reserve Funds’ valuation at zero for debt securities of Lehman Brothers held, and a net asset value of $0.97 per share communicated by the Primary Fund subsequent to September 28, 2008.

Securities and Exchange Commission

November 14, 2008

We reclassified our investment in shares of the Reserve Funds from Level 1 to Level 3 of the fair value hierarchy due to the inherent subjectivity and significant judgment related to the fair value of the shares of the Reserve Funds and their underlying securities. Accordingly, we changed the valuation method from a market approach to an income approach.

In addition, due to the status of the Reserve Funds, we reclassified a portion of these shares from cash and cash equivalents to short-term investments and investment securities, based on the maturity dates of the underlying securities.”

With respect to disclosures regarding how the current credit environment could impact the Company’s future liquidity, the Company has disclosed the following risk factor in its Form 10-Q for the quarterly period ended September 28, 2008:

“Our global growth is subject to a number of economic risks.

As widely reported, financial markets in the United States, Europe and Asia have been experiencing extreme disruption in recent months, including among other things, extreme volatility in security prices, severely diminished liquidity and credit availability, rating downgrades of certain investments and declining valuations of others. Governments have taken unprecedented actions intended to address extreme market conditions that include severely restricted credit and declines in real estate values. We have experienced delays in redemptions of our money market funds and we have recognized a $11.8 million loss on investments securities on our shares of the Reserve Funds in the third quarter of 2008. Changes in market conditions and the method and timing of the liquidation process of the Reserve Funds could result in further adjustments to the fair value and classification of these investments, and these changes could be material.

Currently these conditions have not impaired our liquidity for operational purposes. There can be no assurance that there will not be a further deterioration in financial markets and confidence in major economies. The current tightening of credit financial markets adversely affects the ability of customers and suppliers to obtain financing for significant purchases and operations and could result in a decrease in or cancellation of orders for our products and services. Our global business is also adversely affected by decreases in the general level of economic activity, such as decreases in business and consumer spending, financial strength of our customers and suppliers. We are unable to predict the likely duration and severity of the current disruption in financial markets and adverse economic conditions in the U.S. and other countries.

Securities and Exchange Commission

November 14, 2008

Finally, our ability to access the capital markets may be severely restricted at a time when we would like, or need, to do so, which could have an impact on our flexibility to pursue additional expansion opportunities and maintain our desired level of revenue growth in the future.”

Item 3.        Quantitative and Qualitative Disclosures About Market Risk, page 37

13.	We note that at June 29, 2008 you had six contracts to purchase Canadian dollars. As appropriate, please tell us and revise this discussion in future filings to provide details on how the current economic climate impacts your derivative contracts. For example, discuss in greater detail the risk associated with the potential failure of any counterparties to your derivative contracts, including how any such failure could impact your future results of operations.

In the event that one of the counterparties to the Company’s foreign currency forward contracts fails to complete the terms of its contracts, the Company would purchase Canadian dollars at the spot rate as of the date the funds were required.

The Company will amend its disclosures in Item 3. Quantitative and Qualitative Disclosures about Market Risk in future filings, as done in its Form 10-Q for the quarterly period ended September 28, 2008, as follows:

“In the event that one of the counterparties to our foreign currency forward contracts failed to complete the terms of their contracts, we would purchase Canadian dollars at the spot rate as of the date the funds were required. If the counterparties to our foreign currency forward contracts that matured in the fiscal quarter ended September 28, 2008 had not fulfilled their contractual obligations and we were required to purchase Canadian dollars at the spot rate, our operating income would have increased $0.7 million.”

* * * * *

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

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November 14, 2008

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (408) 239-8000 with any questions or comments regarding this letter. In addition, we respectfully request that the Staff provide a facsimile of any additional comments the Staff may have to the undersigned’s attention at (408) 239-8166, as well as to Donna M. Petkanics and Glenn J. Luinenburg of Wilson Sonsini Goodrich & Rosati, our external legal counsel, at (650) 493-6811. Thank you for your assistance.

Sincerely,

PMC-SIERRA, INC.

/s/ Michael W. Zellner
Michael W. Zellner
Chief Financial Officer

cc:	Donna M. Petkanics, Esq.

Glenn J. Luinenburg, Esq.

Wilson Sonsini Goodrich & Rosati, Professional Corporation